The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 12, 2026

Pricing Supplement dated August , 2026 (To the Prospectus dated May 15, 2025 and the Prospectus Supplement dated May 15, 2025)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-287303
$● Callable Range Accrual Notes due August 26, 2031 Linked to the 10-Year CMT Rate Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not guarantee the payment of interest. Instead, as described below, and subject to early redemption at the discretion of the Issuer, interest will accrue on the Notes during each Accrual Period only on days on which the Reference Rate is less than the Barrier Reference Rate. Investors should be willing to receive interest payments at a below-market rate, or receive no interest payment at all, on some or all Interest Payment Dates during the term of the Notes.

KEY TERMS*

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	August 21, 2026
Issue Date:	August 26, 2026
Maturity Date:†	August 26, 2031
Reference Rate:	With respect to any relevant calendar day, the Reference Rate is the 10-year constant maturity Treasury (“CMT”) rate for that day, determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement, provided that if any day is not a U.S. government securities business day, the Reference Rate for that day will be the 10-year CMT rate for the immediately preceding U.S. government securities business day, and provided further that the Reference Rate for each day from and including the fifth U.S. government securities business day prior to the Interest Payment Date for an Accrual Period to but excluding that Interest Payment Date will be the 10-year CMT rate on that fifth U.S. government securities business day prior to that Interest Payment Date. The 10-year CMT rate on any date is an indicative measure of the 10-year U.S. Treasury bond yield on that date, calculated as described under “Information About the 10-Year CMT Rate” below.
Early Redemption at the Option of the Issuer:	The Notes will not be redeemable by us for approximately the first year after the Issue Date. Beginning with the fourth Interest Payment Date, we may redeem the Notes (in whole but not in part) at our sole discretion without your consent on any Interest Payment Date (other than the final Interest Payment Date) for a cash payment per $1,000 principal amount Note equal to $1,000 plus any Interest Payment Amount otherwise due. If we elect to redeem the Notes on an Interest Payment Date, we will give notice to the trustee on or prior to the fifth business day preceding that Interest Payment Date. No further amounts will be payable on the Notes after they have been redeemed.
Interest Payment Amount:

For each Accrual Period, the Interest Payment Amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Contingent Interest Rate × Accrual Factor × Day Count Fraction

If, on any calendar day in an Accrual Period, the Reference Rate is greater than or equal to the Barrier Reference Rate, interest will not accrue for that day. The Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire term of the Notes.

Contingent Interest Rate:	6.00% per annum
Barrier Reference Rate:	5.50%
Accrual Factor:	With respect to each Accrual Period, (i) the number of calendar days in that Accrual Period on which the Reference Rate is less than the Barrier Reference Rate divided by (ii) the total number of calendar days in that Accrual Period
Payment at Maturity:

If we do not redeem the Notes early, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note equal to $1,000 plus any Interest Payment Amount otherwise due.

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-5 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Accrual Period:	The period from and including a scheduled Interest Payment Date (or, in the case of the first Accrual Period, the Issue Date) to but excluding the following scheduled Interest Payment Date
Interest Payment Dates:†	The 26th day of each February, May, August and November, beginning November 26, 2026 and ending on the Maturity Date
Day Count Fraction:	For each Accrual Period, the number of days in that Accrual Period divided by 360, where the number of days in the Accrual Period will be determined based on a 30/360 day count convention
Consent to U.K. Bail-in Power:	Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-5 of this pricing supplement.

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.50%	96.50%
Total	$●	$●	$●	$●
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $965.00 and $1,000 per $1,000 principal amount Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $935.00 and $952.50 per $1,000 principal amount Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-6 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of up to $35.00 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Calculation Agent:	Barclays Bank PLC
Additional Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
CUSIP / ISIN:	06749JGZ8 / US06749JGZ84

*	The Reference Rate and the terms of the Notes are subject to adjustment by the Calculation Agent and the Maturity Date may be accelerated, in each case under certain circumstances as set forth in the accompanying prospectus supplement, as supplemented by “Supplemental Terms of the Notes” below. See “Selected Risk Considerations—Risks Relating to the Reference Rate” below.

†	Subject to postponement in certain circumstances, as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated May 15, 2025, as supplemented by the prospectus supplement dated May 15, 2025 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part,. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

•	Prospectus Supplement dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

SUPPLEMENTAL TERMS OF THE NOTES

Determination of the 10-Year CMT Rate

The 10-year CMT rate on any U.S. government securities business day is the yield for non-inflation-indexed Treasury securities at “constant maturity” for the 10-year designated maturity as published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source for that day, as determined by the Calculation Agent in its sole discretion.

If that rate does not appear on the website of the Federal Reserve System Board of Governors or in another recognized electronic source by 5:00 p.m. (New York City time) on the first U.S. government securities business day following the relevant U.S. government securities business day that is a date of determination, then the 10-year CMT rate for the relevant date of determination will be the yield for Treasury securities at “constant maturity” for the 10-year designated maturity that (a) has been published by the Federal Reserve System Board of Governors or the U.S. Department of the Treasury; and (b) is determined by the Calculation Agent to be comparable to the applicable rate that would otherwise have been published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source for that date of determination, in each case as determined by the Calculation Agent in its sole discretion. If the 10-year CMT rate cannot be determined as described above, then the Calculation Agent, after consulting such sources as it deems appropriate, will determine the 10-year CMT rate for that date of determination in its sole discretion.

Discontinuance of the 10-Year CMT Rate

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion that the calculation and publication of the 10-year CMT rate is permanently cancelled, then the Calculation Agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the 10-year CMT rate, and the Calculation Agent may deem that rate (the “successor rate”) to be the 10-year CMT rate. If the Calculation Agent determines that there is no such rate, the successor rate will be such other rate as the Calculation Agent determines is a commercially responsible replacement for the 10-year CMT rate. Upon the selection of any successor rate by the Calculation Agent pursuant to this paragraph, references in this pricing supplement to the original 10-year CMT rate will no longer be deemed to refer to the original 10-year CMT rate and will be deemed instead to refer to that successor rate for all purposes. In that event, the Calculation Agent will make such adjustments, if any, to any value of the 10-year CMT rate that is used for purposes of the Notes and to any other terms of the Notes as it determines are appropriate in the circumstances. Upon any selection by the Calculation Agent of a successor rate, the Calculation Agent will cause notice to be furnished to the trustee.

If the calculation and publication of the 10-year CMT rate is permanently canceled and no successor rate is chosen as described above, then the Calculation Agent will calculate the value of the 10-year CMT rate on each subsequent date of determination in its sole discretion. That value, as calculated by the Calculation Agent, will be the 10-year CMT rate for all purposes.

Notwithstanding these alternative arrangements, no assurance can be provided that the cancellation of the 10-year CMT rate will not result in economic prejudice to holders of the Notes.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes of such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or the amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

The Notes are not appropriate for all investors. The Notes may be an appropriate investment for you if all of the following statements are true:

•	You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•	You understand and accept that your potential return on the Notes is limited to the Interest Payment Amounts, if any, paid on the Notes.

•	You anticipate that the Reference Rate will remain below the Barrier Reference Rate throughout the term of the Notes.

•	You understand and accept the risks that (a) the amount of interest that you receive with respect to any Accrual Period will depend on the number of days in the Accrual Period on which the Reference Rate is less than the Barrier Reference Rate, (b) the interest payable with respect to any Accrual Period may be as low as zero and (c) accordingly, you may receive few or no Interest Payment Amounts over the term of the Notes.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the 10-year CMT rate.

•	You are familiar with the 10-year CMT rate and understand the factors that influence the 10-year CMT rate and interest rates generally.

•	You are willing and able to accept the risk that we may, in our sole discretion, redeem the Notes early and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity if we do not exercise our early redemption option.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be an appropriate investment for you if any of the following statements are true:

•	You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•	You seek an investment with a return that is not limited to the Interest Payment Amounts, if any, paid on the Notes.

•	You do not anticipate that the Reference Rate will remain below the Barrier Reference Rate throughout the term of the Notes.

•	You are unwilling or unable to accept the risks that (a) the amount of interest that you receive with respect to any Accrual Period will depend on the number of days in the Accrual Period on which the Reference Rate is below the Barrier Reference Rate, (b) the interest payable with respect to any Accrual Period may be as low as zero and (c) you may receive few or no Interest Payment Amounts over the term of the Notes.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the 10-year CMT rate.

•	You are not familiar with the 10-year CMT rate or you do not understand the factors that influence the 10-year CMT rate or interest rates generally.

•	You are unwilling or unable to accept the risk that we may, in our sole discretion, redeem the Notes early.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity if we do not exercise our early redemption option.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the appropriateness of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the Notes for investment.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE interest PAYMENT DATE

The following examples demonstrate how the Interest Payment Amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Number of Calendar Days in Accrual Period: 90

▪	Hypothetical Number of Days in Accrual Period (determined based on a 30/360 day count convention): 90

Number of Calendar Days in an Accrual Period on which the Reference Rate is less than the Barrier Reference Rate	Accrual Factor	Interest Payment Amount (per $1,000 principal amount Note)
90	100.0000%	$15.00
75	83.3333%	$12.50
60	66.6667%	$10.00
45	50.0000%	$7.50
30	33.3333%	$5.00
15	16.6667%	$2.50
0	0.0000%	$0.00

Example 1: The Reference Rate is less than the Barrier Reference Rate on every calendar day during the Accrual Period.

In this case, the Accrual Factor is 100.0000% (90 / 90) and the interest rate for the Accrual Period is equal to the Contingent Interest Rate, the maximum interest rate for any Accrual Period. Accordingly, you will receive an Interest Payment Amount of $15.00 per $1,000 principal amount Note that you hold on the related Interest Payment Date, calculated as follows:

$1,000 × Contingent Interest Rate × Accrual Factor × Day Count Fraction

$1,000 × 6.00% per annum × 100.00% × (90 / 360) = $15.00

Example 2: The Reference Rate is less than the Barrier Reference Rate on thirty calendar days during the Accrual Period.

In this case, the Accrual Factor is 33.3333% (30 / 90) and the interest rate for the Accrual Period is equal to 33.3333% of the Contingent Interest Rate, or approximately 2.000% per annum. Accordingly, you will receive an Interest Payment Amount of $5.00 per $1,000 principal amount Note that you hold on the related Interest Payment Date, calculated as follows:

$1,000 × Contingent Interest Rate × Accrual Factor × Day Count Fraction

$1,000 × 6.00% per annum × 33.3333% × (90 / 360) = $5.00

Example 3: The Reference Rate is greater than or equal to the Barrier Reference Rate on every calendar day during the Accrual Period.

In this case, the Accrual Factor is 0.0000% (0 / 90) and the interest rate for the Accrual Period is equal to zero. Accordingly, no interest would accrue on any day during the Accrual Period, and you would not receive any Interest Payment Amount on the related Interest Payment Date.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the 10-year CMT rate. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	The Amount of Interest, If Any, Payable on the Notes Is Dependent on the Performance of the Reference Rate—Interest will accrue on the Notes only on calendar days during an Accrual Period on which the Reference Rate is below the Barrier Reference Rate. If the Reference Rate is greater than or equal to the Barrier Reference Rate on one or more calendar days during an Accrual Period, the effective interest rate applicable to that Accrual Period will be reduced from the Contingent Interest Rate in proportion to the number of calendar days during that Accrual Period on which the Reference Rate is greater than or equal to the Barrier Reference Rate. The Reference Rate may be greater than or equal to the Barrier Reference Rate for the entirety of an Accrual Period, in which case the Interest Payment Amount for that Accrual Period will be zero. If the Reference Rate is greater than or equal to the Barrier Reference Rate over each Accrual Period, you will not receive any Interest Payment Amounts during the term of the Notes.

•	Issuer Redemption and Reinvestment Risk—Beginning with the fourth Interest Payment Date, we may redeem your Notes (in whole but not in part) at our sole discretion without your consent on any Interest Payment Date (other than the final Interest Payment Date), without taking your interests into account. If we elect to redeem the Notes early, the holding period over which you may receive Interest Payment Amounts could be as short as approximately one year.

The payment upon early redemption, together with any Interest Payment Amounts that you may have received on prior Interest Payment Dates, may be less than the aggregate amount of payments that you would have received had we not redeemed the Notes early. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed at our election prior to the Maturity Date. No additional payments will be due after early redemption. Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

It is more likely that we will redeem the Notes at our sole discretion prior to maturity to the extent that the expected interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. We are less likely to redeem the Notes prior to maturity when the expected interest payable on the Notes is less than the interest that would be payable on other comparable instruments issued by us. Therefore, the Notes are more likely to remain outstanding when the expected interest payable on the Notes is less than what would be payable on other comparable instruments and when your risk of not receiving an Interest Payment Amount or of receiving a reduced Interest Payment Amount is relatively higher.

•	10-Year CMT Rate Values Will Be Unequally Weighted in Determining the Interest Rate for Each Interest Period—If any day during an Accrual Period is not a U.S. government securities business day, the Reference Rate for that day will be the 10-year CMT rate on the immediately preceding U.S. government securities business day. In addition, the Reference Rate for any day from and including the fifth U.S. government securities business day prior to the related Interest Payment Date for any Accrual Period to but excluding that Interest Payment Date will be the 10-year CMT rate on that fifth U.S. government securities business day prior to that Interest Payment Date. As a result, the 10-year CMT rate values will be unequally weighted in determining the Interest Payment Amount for each Accrual Period. This could reduce the effective interest rate for one or more Accrual Periods if a 10-year CMT rate value referenced for multiple calendar days is greater than the Barrier Reference Rate.

•	Repayment of the Principal Amount Applies Only at Maturity or upon Any Earlier Redemption—You should be willing to hold your Notes to maturity or any earlier redemption. If you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the Reference Rate remains at or below the Barrier Reference Rate. See “—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Tax Treatment—As discussed further below under “Tax Considerations” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, if the Notes are treated as CPDIs, you will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you may not receive any payments from us until early redemption or redemption at maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to early redemption or redemption at maturity and is neither a prediction nor a guarantee of what the actual yield will be.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the 10-Year CMT Rate

•	The 10-Year CMT Rate Will Be Affected by a Number of Factors and May Be Volatile—Many factors may affect the 10-year CMT rate including, but not limited to:

o	sentiment regarding underlying strength in the U.S. and global economies;

o	expectations regarding the level of price inflation;

o	sentiment regarding credit quality in the U.S. and global credit markets;

o	central bank policy regarding interest rates;

o	inflation and expectations concerning inflation; and

o	performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the 10-year CMT rate, which may adversely affect your return on the Notes.

•	The Manner in which the 10-Year CMT Rate Is Calculated May Change in the Future, Which Could Adversely Affect the Value of the Notes—The method by which the 10-year CMT rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the 10-year CMT rate or otherwise. If the manner in which the 10-year CMT rate is calculated is changed, that change may have a negative impact on any payment on the Notes, which may adversely affect the trading prices and marketability of the Notes. The publisher of the 10-year CMT rate may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of the 10-year CMT rate in its sole discretion and without notice and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing the 10-year CMT rate.

•	The 10-Year CMT Rate May Be Determined by the Calculation Agent in Its Sole Discretion—If, on any date of determination, the 10-year CMT rate is not published (subject to a discontinuance as described below), then the Calculation Agent, after consulting such sources as it deems appropriate, will determine the 10-year CMT rate for that date of determination in its sole discretion. If the calculation and publication of the 10-year CMT rate is permanently cancelled and no successor rate is chosen by the Calculation Agent, then the Calculation Agent will calculate the value of the 10-year CMT rate on each subsequent date of determination in its sole discretion. Any value of the 10-year CMT rate determined in this manner and used in the determination of any payments on the Notes may be different from the value of the 10-year CMT rate that would have been published on the website of the Federal Reserve System Board of Governors and may be different from other rates that could be used in place of that 10-year CMT rate. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any such determination.

•	The 10-Year CMT Rate May Be Replaced by a Successor Rate—If the calculation and publication of the 10-year CMT rate is permanently cancelled, then the Calculation Agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the 10-year CMT rate, and the Calculation Agent may deem that rate (the “successor rate”) to be the 10-year CMT rate. If the Calculation Agent determines that there is no such rate, the successor rate will be such other rate as the Calculation Agent determines is a commercially responsible replacement for the 10-year CMT rate. Upon the selection of a successor rate, the Calculation Agent will make such adjustments, if any, to any value of the 10-year CMT rate that is used for purposes of the Notes and to any other terms of the Notes as it determines are appropriate in the circumstances. The selection of a successor rate for the 10-year CMT rate and any such adjustments made by the Calculation Agent could result in adverse consequences to the 10-year CMT rate on any day on which the 10-year CMT rate is to be determined, which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any successor rate will be similar to the 10-year CMT rate it replaces, or that any successor rate will produce the economic equivalent of the 10-year CMT rate it replaces. No assurance can be provided that the cancellation of the 10-year CMT rate will not result in economic prejudice to holders of the Notes.

Risks Relating to Conflicts of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the 10-year CMT rate. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the 10-year CMT rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including those described in the accompanying prospectus supplement and under “—Risks Relating to the 10-Year CMT Rate” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the value and expected volatility of the 10-year CMT rate;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

Information ABOUT the 10-YEAR CMT RATE

The 10-year CMT rate is published by the Federal Reserve System Board of Governors. The constant maturity Treasury rate for a designated maturity (e.g., 10 years) is intended to be indicative of the bond equivalent yield of a U.S. Treasury security having a remaining term to maturity equivalent to such designated maturity. The constant maturity Treasury rate as of any business day is derived from the daily yield curve of outstanding non-inflation-indexed Treasury securities calculated by the U.S. Department of the Treasury. This yield curve, which relates the yield on a security to its time to maturity, is based on (a) composites of over-the-counter market bid price quotations (not actual transactions) on actively traded Treasury securities reported by leading U.S. government securities dealers, which may include the Calculation Agent or other affiliates of Barclays Bank PLC, and (b) an interpolation methodology used to calculate theoretical yields for designated maturities that fall between the remaining terms to maturity of actively traded Treasury securities. The constant maturity Treasury rate for a 10-year designated maturity is the yield that is indicated at the 10-year point on this yield curve. The constant maturity Treasury rate represents a “bond equivalent yield” for a bond that pays semiannual interest, which is expressed on a simple annualized basis. As such, the constant maturity Treasury rate is not an annualized percentage yield, which would include the effect of compounding.

The Federal Reserve System Board of Governors currently publishes the 10-year CMT rate daily on its website. Information contained in the publication page for the 10-year CMT rate is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Please see “Supplemental Terms of the Notes” in this pricing supplement for information regarding the procedures that will be applied by the Calculation Agent to determine the 10-year CMT rate on any date of determination.

Historical Performance of the 10-Year CMT Rate

The graph below sets forth the historical performance of the 10-year CMT rate from January 4, 2021 to August 10, 2026. The 10-year CMT rate on August 10, 2026 was 4.72%.

We obtained the 10-year CMT rates in this section from Bloomberg Professional® service (“Bloomberg”), without independent verification. Historical performance of the 10-year CMT rate should not be taken as an indication of future performance. Future performance of the 10-year CMT rate may differ significantly from historical performance, and no assurance can be given as to the 10-year CMT rate during the term of the Notes. We cannot give you assurance that the performance of the 10-year CMT rate will result in your receiving any Interest Payment Amounts on the Notes.

Historical Performance of the 10-Year CMT Rate

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Because the Notes will be offered to initial purchasers at varying prices, it is expected that the “issue price” of the Notes for U.S. federal income tax purposes will be uncertain. We currently intend to treat the issue price as $1,000 for each $1,000 principal amount Note, and the remainder of this discussion so assumes, unless otherwise indicated. Our intended treatment will affect the amounts you will be required to include in income for U.S. federal income tax purposes. You should consult your tax advisor regarding the uncertainty with respect to the Notes’ issue price, including the tax consequences to you if the actual issue price of the Notes for U.S. federal income tax purposes is not $1,000 per Note.

It is unclear whether the Notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments” that pay a single variable rate, as described in the subsection of the accompanying prospectus supplement entitled “— Tax Consequences to U.S. Holders — Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes —Variable Rate Debt Instruments” (“Single Rate VRDIs”), or “contingent payment debt instruments,” as described in the subsection of the accompanying prospectus supplement entitled “— Tax Consequences to U.S. Holders — Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Payment Debt Instruments” (“CPDIs”). We will determine how we intend to treat the Notes based on market conditions as of the pricing date, and the final pricing supplement will give further information on this issue.

If the Notes are treated as Single Rate VRDIs, as described in the accompanying prospectus supplement, interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including upon redemption at or prior to maturity) of Single Rate VRDIs, you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Single Rate VRDIs, which will generally equal the amount you paid to acquire them. This gain or loss will generally be short-term capital gain or loss unless you have held the Single Rate VRDIs for more than one year, in which case the gain or loss will generally be long-term capital gain or loss. The deductibility of capital losses is subject to limitation. You should consult your tax advisor concerning the application of these rules.

If the Notes are treated as Single Rate VRDIs, and if you are an initial purchaser of the Notes that purchases Notes for an amount that is different from the Issue Price, the tax consequences to you may be different. For example, you may be subject to special rules discussed under “—Market Discount” or “—Acquisition Premium and Amortizable Bond Premium,” each under the sections of the accompanying prospectus supplement referred to above.

If the Notes are treated as CPDIs, as described in the accompanying prospectus supplement, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the CPDIs in that year according to the “projected payment schedule” determined by us. Any income recognized upon a sale or exchange of a CPDI (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes. Although it is not entirely clear how the comparable yield should be determined when a debt instrument may be called prior to maturity, we will determine the comparable yield based upon the term to maturity assuming no call occurs. Upon a sale or exchange (including redemption at or prior to maturity) of a CPDI, you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the CPDI. You generally must treat any such income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. You should consult your tax advisor concerning the application of these rules.

If the Notes are treated as CPDIs, after the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts or timing of payments that we will make on the Notes.

If you purchase a CPDI at its original issuance for an amount that is different from its issue price, you will be required to account for this difference, generally by allocating it reasonably among projected payments on the CPDI and treating these allocations as adjustments to your income when the payment is made. You should consult your tax advisor regarding the treatment of the difference between your basis in a CPDI and its issue price.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest payments on the Notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “agent”), and the agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The agent will commit to take and pay for all of the Notes, if any are taken.